DC:

No Act

P.E. 11-28-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06066386

RECD S.E.C.
JAN 12 2007
1086

December 29, 2006

Roger E. Lautzenhiser
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 E. Fourth Street
Post Office Box 0236
Cincinnati, OH 45201-0236

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/29/2006

Re: Convergys Corporation
Incoming letter dated November 28, 2006

Dear Mr. Lautzenhiser:

This is in response to your letter dated November 28, 2006 concerning the shareholder proposal submitted to Convergys by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 22 2007
THOMSON FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

1062047

Vorys, Sater, Seymour and Pease LLP

Suite 2000 • Atrium Two • 221 E. Fourth Street • Post Office Box 0236 • Cincinnati, Ohio 45201-0236 • Telephone (513) 723-4000 • Facsimile (513) 723-4056

Arthur I. Vorys 1856-1933
Lowry F. Sater 1867-1935
Augustus T. Seymour 1873-1926
Edward L. Pease 1873-1924

COLUMBUS 52 East Gay St. PO Box 1008 Columbus, OH 43216-1008 Tel 614.464.6400 Fax 614.464.6350 Cable VORYSATER

WASHINGTON 1828 L Street NW Eleventh Floor Washington, D.C. 20036-5109 Tel 202.467.8800 Fax 202.467.8900

CLEVELAND 2100 One Cleveland Center 1375 East Ninth St. Cleveland, OH 44114-1724 Tel 216.479.6100 Fax 216.479.6060

ALEXANDRIA 277 South Washington St. Suite 310 Alexandria, VA 22314 Tel 703.837.6999 Fax 703.549.4492

AKRON 106 South Main Street Suite 1100 Akron, OH 44308 Tel 330.208.1000 Fax 330.208.1001

RECEIVED
2006 NOV 30 AM 9:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 28, 2006

VIA OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Convergys Corporation – Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund**

Ladies and Gentlemen:

This letter is to advise you that our client, Convergys Corporation ("Convergys"), intends to omit from the proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") which it received from the United Brotherhood of Carpenters Pension Fund (the "Fund"). Copies of (i) the Fund's letter to Convergys, dated October 26, 2006, which includes the Proposal, (ii) Convergys' letter to the Fund, dated November 8, 2006, informing it of procedural deficiencies in the Proposal, (iii) the Fund's second letter to Convergys dated November 8, 2006, which includes a slight modification to the Proposal, and (iv) Convergys' letter to the Fund, dated November 10, 2006, responding to the Fund's modified Proposal, are enclosed with this letter as Exhibits 1, 2, 3 and 4.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), we are on this date mailing a copy of this letter and its attachments to the Fund, informing it of Convergys' intention to omit the Proposal from the 2007 Proxy Materials.

On behalf of Convergys, we hereby respectfully request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") concur in Convergys' opinion that the Proposal may be excluded from the 2007 Proxy Materials. We believe the Proposal is excludable under Rules 14a-8(c), 14a-8(f), 14a-8(i)(3) and 14a-9 for the following reasons:

- The Proposal is in fact two separate proposals: a proposal to reincorporate Convergys from Ohio to Delaware, and a proposal for the new Delaware company to adopt a majority voting standard for the election of directors.

- The Proposal contains false and misleading statements.

The Proposal

The original resolution included in the Proposal states:

Majority Vote Reincorporation Proposal

> **Resolved:** That the shareholders of Convergys Corporation ("Company") hereby request that the Board of Directors take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware so as to enable the Company to establish a majority vote standard for election of directors.

After Convergys advised the Fund in accordance with Rule 14a-8(f)(1) that its Proposal contained two separate proposals, the Fund attempted to remedy this deficiency by eliminating the words "so as to enable the Company to establish a majority vote standard for the election of directors." However, the reality of what is being sought, and the rationale, are clearly and accurately reflected in the title "Majority Vote Reincorporation Proposal" and in the related supporting statement, a copy of which is included in Exhibit 3 and which is unchanged from the original version included in Exhibit 1. The revised Proposal now reads:

Majority Vote Reincorporation Proposal

> **Resolved:** That the shareholders of Convergys Corporation ("Company") hereby request that the Board of Directors take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware.

Reasons for Omission

1. The Fund has submitted two proposals in violation of Rules14a-8(c) and 14a-8(f).

The Fund's submission contains two separate proposals: a proposal to reincorporate Convergys from Ohio to Delaware and a proposal for the newly-reincorporated Delaware corporation to adopt a majority voting standard in director elections. Indeed, the caption of the Fund's Proposal, "Majority Vote Reincorporation Proposal" makes it very clear that the Fund's submission involves two separate and distinct proposals.

The Fund's sole reason for submitting the Proposal is to pressure Convergys to adopt a majority vote standard for the election of its directors. The Fund recognizes, however, that Ohio corporations, such as Convergys, are not currently permitted to elect directors other than through a plurality voting system.[1] In fact, in 2005, Goodyear Corporation received a shareholder proposal requesting that Goodyear take steps to adopt a majority voting standard in director elections. The SEC staff permitted Goodyear to exclude the proposal from its 2006 proxy statement because majority voting for directors is not allowed under Ohio law. Frustrated by this obstacle, the Fund is now attempting to submit a majority voting proposal in the form of a "Majority Vote Reincorporation Proposal." Although a creative effort to solve the Goodyear problem, the Fund's proposal is excludable because its violates the one proposal limitation in Rule 14a-8(c).

The SEC has agreed with issuers that substantially distinct items may not be considered as a single proposal. Reincorporation and the method of election of directors are two separate and unrelated concepts, calling for two distinct and unrelated business decisions: the first requiring a change in Convergys' state of incorporation from Ohio to Delaware and the second requiring Convergys, following its reincorporation in Delaware, to adopt a majority voting standard. A corporation's choice of its state of incorporation and the method by which its shareholders elect the corporation's directors are very different matters for consideration by a corporation and its shareholders. A corporation's decision whether to reincorporate under the laws of a different jurisdiction involves consideration by both the board of directors and the shareholders of a multitude of issues, including the impact of state tax laws, differences in shareholder rights under the two state corporation laws, the effect of the reincorporation on agreements and licenses, the impact on benefits received by the corporation from being incorporated under the laws of the state where it is headquartered, and the attendant costs to reincorporate, including potential tax ramifications of reincorporation. The corporation laws of Ohio and Delaware have numerous important differences, many of which impact the rights of shareholders. For example, unlike in Delaware, shareholders of an Ohio corporation have the right to vote on share acquisitions that could result in a change in corporate control. Therefore, reincorporation is a much broader, multi-faceted concept than director election. It includes many significant changes in the governing law applicable to Convergys, of which the adoption of majority voting for the election of directors would be, at most, an indirect consequence. The Fund's Proposal simply ignores these many complexities of a reincorporation decision in order to achieve a shareholder referendum on majority voting.

The multitude of issues presented to shareholders by a reincorporation proposal is reflected in the customary proxy statement disclosure of a reincorporation transaction in which the company must disclose in detail the reasons for reincorporation, the advantages and disadvantages of reincorporation and a comparison of the laws of the current jurisdiction versus the proposed new jurisdiction. Although state corporation laws applicable to the voting standards in the election of directors may be one of many factors that are considered, reincorporation involves much larger considerations than just director election standards.

[1] The election of an Ohio corporation's directors is governed by Section 1701.55 of the Ohio Revised Code, which provides that in all elections of directors, the candidates receiving the greatest number of votes shall be elected. The Fund has confirmed to Convergys that it recently agreed to withdraw proposals similar to the Proposal that were submitted to other Ohio corporations in exchange for an unwritten undertaking by these companies to support an amendment to Section 1701.55 to allow an directors to be elected other than by a plurality of the vote. We understand that the statutory language to effectuate such a change has been drafted by the Ohio State Bar Association Corporation Law Committee and is likely to be introduced to the Ohio General Assembly.

Reincorporation cannot be regarded as merely the first step in a two-step process to achieve a different method for electing directors.

Although reincorporation involves a myriad of issues and considerations, the Fund's statement in support of its Proposal focuses solely on what it believes are the benefits of majority voting in director elections. Apparently, the Fund believes that the achievement of a majority voting standard is of such vital importance that all of the other issues presented by a reincorporation can be disregarded. In fact, the supporting statement closes with a request for shareholder "support for this important director election reform." The fact of the matter is that only the second of the Fund's two proposals involves a "director election reform." Reincorporation, which is virtually ignored in the supporting statement, is a critical corporate decision which has nothing to do with director election reform.

By bundling two separate matters into a single "majority voting reincorporation proposal," the Fund would prevent shareholders from voicing their views on each of the two separate proposals. The SEC has long recognized the importance of allowing shareholders to vote separately on each matter rather than forcing them to cast a single vote on group of related proposals. Rule 14a-4(a)(1), for example, requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders."

As the Proposal is currently drafted, shareholders who support majority voting in the election of directors, but who conclude that the achievement of majority voting does not justify a change in Convergys' state of incorporation, do not have the opportunity to express their position on each of the separate issues. Shareholders who might not support reincorporation may be misled into voting for the Proposal because of its emphasis on majority voting and its disregard for the other issues surrounding reincorporation. Further, shareholders could be misled into believing that reincorporation necessarily equates to the implementation of majority voting, when in reality Convergys could reincorporate and never adopt a majority voting standard. Rule 14a-4(a) "prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." See Release No. 34-31326 (October 16, 1992). The exact situation the SEC has frowned upon is precisely what is involved here.

The SEC staff has permitted the exclusion of shareholder proposals that involve multiple transactions, where each transaction, although related to the same general topic, is a separate and distinct item of business – even where the items are couched as one proposal. See Torotel, Inc. (November 1, 2006) (a proposal requesting to amend the by-laws to reduce the number of directors, to declassify the board, to permit shareholders to amend the by-laws, and related matters constituted multiple proposals); HealthSouth Corporation (January 27, 2006) (a proposal to amend the by-laws to require that shareholders holding a majority of voting shares may change the number of directors constituting the whole board of directors and may fill any vacancy in the board of directors constituted multiple proposals); Centra Software (January 23, 2003) (a proposal relating to separate meetings for independent directors and the chairman of the board not serving as an officer or employee of the company constituted multiple proposals); Fotoball USA, Inc. (April 3, 2001) (a single submission to appoint a special committee to find a buyer, require that the chairman be an independent director, and form a shareholders' advisory committee constituted multiple proposals); Enova Corp. (February 9, 1998) (a proposal recommending that the directors take all steps necessary to amend the company's governing documents to elect the entire board annually and to appoint an independent lead director involved more than one proposal); and Allstate Corp. (January 29, 1997) (a proposal to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting constituted multiple proposals).

Further, the SEC has specifically permitted exclusion of proposals where, as here, they address two distinct items of business that are part of a two-step transaction, and one action follows and is contingent upon the other. See Exxon Mobil Corporation (available March 19, 2002) (a proposal containing proposals that called for increasing the size of the board and then filling the additional board seats with nominees from more diverse backgrounds than reflected by the current board was excludable) and Bob Evans Farms, Inc. (available May 31, 2001) (a proposal to appoint a trustee to replace the current board and who would then oversee the exploration of alternatives to enhance the value of the company was excludable). The SEC's has appropriately excluded these two step proposals, consistent with the anti-bundling prohibition of Rule 14a-4, because they restrict the voting choices of shareholders by not permitting them to vote on each step. In the Proposal, the goal is majority voting, which is the second step of a complex transaction. The first step is reincorporation, which should be presented and voted on by Convergys' shareholders in its own right, not in the shadow of majority voting.

In certain limited circumstances, the SEC staff has permitted the inclusion in the proxy statement of proposals that involve components of a single or unifying goal or concept. See Computer Horizons Corp. (April 1, 1993) (a proposal recommending that the board modify or terminate each plan, contract or arrangement which would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal, constituted one proposal because the matters were components of the single concept of eliminating anti-takeover defenses); Lockheed Corp. (March 11, 1994) (proposal requesting suspension of management incentive compensation plan and reinstatement of employees at specified compensation levels constituted one proposal because they were components to the single goal of reinstating members of the company's workforce and preventing future layoffs).

However, these letters permitting inclusion are inapplicable to the Proposal because the Proposal clearly has two separate and distinct goals – one of reincorporation and the other of majority voting in director elections. They are not components of a single unifying goal, but instead are each goals in their own right. In fact, because they are distinct items of business, these two matters are routinely presented to shareholders on their own accord, as has recently been shown by the considerable number of majority voting shareholder proposals. Because majority voting cannot be presented separately due to Ohio law limitations, the Fund has attempted to circumvent the rules and have the shareholders vote on both reincorporation and majority voting at once. By presenting a reincorporation resolution but discussing only majority voting, the Fund is seeking to have both transactions voted on at once, which is expressly prohibited by Rule 14a-8(c).

As required by Rule 14a-8(f))(1), Convergys advised the fund, by letter dated November 8, 2006 (included as Exhibit 2), that the Proposal was, in fact two separate proposals in violation of Rule 14a-8(c). By letter dated November 8, 2006 (included as Exhibit 3), the Fund modified the Proposal, as indicated above, by deleting the words "so as to enable the Company to establish a majority vote standard for the election of directors." No changes were made to the supporting statement. Convergys informed the Fund by letter on November 10, 2006 (included as Exhibit 4) that it had failed to address the deficiencies in its initial proposal. Even after its effort to correct the Proposal, the Fund is still seeking shareholder support for two substantially distinct items of business. The language of the supporting statement and the Proposal's title demonstrate very clearly that the reincorporation transaction that is the subject of the Fund's proposed shareholder resolution is only a first-step which must be accomplished so that the Fund's second and separate proposal, majority voting, can be achieved.

2. *The Proposal is false and misleading in violation of Rules 14a-9 and 14a-8(i)(3).*

Although, as described above, we believe that the Fund's submission can be omitted from the 2007 Proxy Materials because of the Fund's failure to abide by the one proposal limitation of Rule 14a-8(c), the Proposal may also be excluded under Rule 14a-8(i)(3) because it contains numerous false and misleading statements and impugns the character, integrity and capability of Convergys' current directors without support in violation of Rule 14a-9.

The "Resolved" clause of the Proposal requests that the Board of Directors take the measures necessary to change Convergys' state of incorporation from Ohio to Delaware. It is misleading to present such a resolution when the supporting statement explains that reincorporation is merely a means to achieving the real goal, which is to "take action to establish a majority vote standard for the election of directors." The Fund's problem, of course, is that to state accurately the real purpose of the Proposal in the "Resolved" clause highlights the fact that the Fund's submission is really two distinct proposals as previously discussed. Providing a correct statement of the Fund's true proposal would result in a proposal that is an improper subject for shareholder action under Ohio law.

Paragraph three of the supporting statement asserts that "a nominee for the board can be elected with as little as a single affirmative vote" under a plurality vote standard. The implication of this statement is that Convergys' directors have been elected without strong shareholder support, which is false and misleading. In reality, at every annual meeting of shareholders since Convergys went public, the nominees for election as director have received at least 94% of the votes cast.

The Fund claims in the fourth paragraph of the supporting statement that "... a majority voting standard in board elections would ... improve the performance of individual directors and the entire board." The clear implication of this statement is that the performance of Convergys' directors is in need of improvement. The statement is without any factual support and falsely impugns the abilities of Convergys' directors. See AT&T Wireless Services (February 11, 2004) (the SEC considered as misleading a similarly unduly suggestive and baseless sentence: ". . . the Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company"). Convergys has regularly been rated well above average in its industry group by independent corporate governance rating firms.

The same fourth paragraph contains other misleading statements. The Fund makes the statement that a majority vote standard would "enhance director accountability, strengthen the director nomination process, and improve the operations of our company." Once again, without factual support, the Fund impugns the character, integrity and reputation of Convergys' directors by implying that there is a need for "enhanced" director accountability. No one to date has provided evidence or even suggested that the directors are not fully accountable to the shareholders. Furthermore, the supporting statement provides no explanation or factual basis for why a majority voting standard would strengthen Convergys' director nomination process or how or why it would improve the operations of Convergys. These assertions are made as if they were statements of fact rather than being merely opinions of the Fund and are therefore misleading.

In paragraph five of the supporting statement, the Fund asserts that Intel, Dell, Motorola, Texas Instruments, Safeway, Home Depot, Gannett and Supervalu have all adopted a majority vote standard in their bylaws "in response to strong shareholder support for such a standard." Based upon our review of these companies' public filings with the Securities and Exchange Commission and other publicly available information, we believe that this statement is false and misleading in the following respects:

- It asserts there was "strong shareholder support" at these companies, when in fact shareholders at least half of the mentioned companies actually rejected proposals to adopt majority vote standards in director elections. Furthermore, we have found no evidence that Intel ever received a shareholder proposal before it took action to amend its bylaws to adopt a majority voting procedure. [2]

- It asserts that the boards of these companies acted "in response to" shareholder support, when in fact the board of only one company stated publicly it was acting specifically to address shareholder concerns. [3]

[2] Of the eight companies cited by the Fund, six had shareholder proposals advocating majority vote standards for director elections, yet the shareholders at four of those six companies rejected majority vote standards at their annual meetings. Only Home Depot's and Supervalu's shareholders actually adopted proposals to amend the company's bylaws to provide a majority vote standard for director elections. See The Home Depot, Inc., Quarterly Report on Form 10-Q filed on Jun. 1, 2006 (File No. 001-08207); SUPERVALU, Inc., Quarterly Report on Form 10-Q filed on Jul. 28, 2005 (File No. 001-05418). Similar shareholder proposals at Dell, Motorola, Safeway and Gannett were resoundingly defeated. At Dell, Inc., more than 57% of the votes voted at Dell's 2005 annual meeting rejected a majority vote standard for director elections. See Dell, Inc., Quarterly Report on Form 10-Q filed on Sept. 1, 2005 (File No. 000-17017). At Motorola, Inc., more than 53% of the votes voted at Motorola's 2005 annual meeting rejected a majority vote standard for director elections. See Motorola, Inc., Quarterly Report on Form 10-Q filed on May 11, 2005 (File No. 001-07221). At Safeway, Inc., more than 53% of the votes voted at Safeway's 2005 annual meeting rejected a majority vote standard for director elections. See Safeway, Inc., Quarterly Report on Form 10-Q filed on July 28, 2005 (File No. 001-00041). At Gannett Co., Inc., more than 51% of the votes voted at Gannett's 2005 annual meeting rejected a majority vote standard for director elections. See Gannett Co., Inc., Quarterly Report on Form 10-Q filed on Aug. 1, 2005 (File No. 001-06961). At both Intel Corporation and Texas Instruments Inc., the alleged "strong shareholder support" neither manifested in a sustained shareholder proposal nor was actually measured in a shareholder vote.

[3] Although the boards of Dell, Intel, Motorola, Safeway and Gannett subsequently amended their company's bylaws to provide for a majority voting standard, only Motorola's board suggested that it was acting in response to shareholder support for such a measure. See Motorola, Inc., Current Report on Form 8-K filed on Mar. 1, 2006 (File No. 001-07221) ("The Board's

Furthermore, the comparison to the aforementioned companies is irrelevant and thus misleading. The listing of these companies suggests that there is some relationship between them and Convergys such that the issues facing these companies would be somehow relevant to Convergys. This is not true. The mentioned companies neither operate in the same business nor have any other similarities that would make a comparison of these companies to Convergys relevant or appropriate. Additionally, none of these companies reincorporated in order to adopt a majority voting standard.

Finally, the Proposal is itself misleading because it only calls for reincorporation of Convergys in Delaware. The supporting statement, on the other hand, demonstrates the Proposal's actual intent, that being the adoption by Convergys of a majority voting standard in the election of directors. Even if the Proposal were adopted and Convergys changed its state of incorporation to Delaware, it would not necessarily follow that Convergys would adopt a majority voting standard – that should be the subject of a second proposal, which the Fund is attempting to wrap into this proposal. The Fund's presentation is certain to confuse shareholders, who will be led to believe by the Fund that the Proposal, if adopted by the shareholders and carried out by Convergys, would necessarily result in majority voting in the election of directors. Reincorporation does not guarantee this result.

Conclusion

Based upon the foregoing, Convergys respectfully requests that the staff confirm that it will not recommend enforcement action against Convergys if the Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(c), Rule 14a-8(f) and Rule 14a-9. Convergys also believes any amendment of the Proposal that successfully resolved its false and misleading statements would be so materially different from the original proposal as to constitute a new proposal not submitted by the deadline for inclusion in the 2007 Proxy Materials. See Rule 14a-8(e)(2). As set forth in Convergys' 2006 proxy statement and form of proxy, the last date to submit shareholder proposals for Convergys' 2007 Annual Meeting of Shareholders was November 11, 2006.

---

actions are part of Motorola's ongoing review of corporate governance best practices and reflect the Board's commitment to addressing stockholder concerns"); cf. Safeway, Inc., Current Report on Form 8-K filed on Mar. 15, 2006 (File No. 001-00041); Gannett Co., Inc., Annual Report on Form 10-K filed on Feb. 24, 2006 (File No. 001-06961); Texas Instruments Inc. Current Report on Form 8-K filed on Feb. 17, 2006 (File No. 001-03901); Dell, Inc., Current Report on Form 8-K filed on Feb. 2, 2006 (File No. 000-17017); Intel Corp. Current Report on Form 8-K filed on Jan. 19, 2006 (File No. 000-06217).

Convergys anticipates that its 2007 Annual Meeting will be held on April 17, 2007, and that the Proxy Materials will be filed with the SEC on or about March 16, 2007. Accordingly, Convergys would greatly appreciate the staff's timely response to this request.

If the staff is inclined to disagree with Convergys' conclusions or requests or if any additional information is desired in support of Convergys' position, we would appreciate the opportunity to confer with the staff prior to the issuance of its formal response. In such a case, please call the undersigned at (513) 723-4091.

Very truly yours,

Roger E. Lautzenhiser

Roger E. Lautzenhiser

cc: W.H. Hawkins II, Esq.
Mr. Edward J. Durkin

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 513-723-2448]

W.H. Hawkins II
Corporate Secretary
Convergys Corporation
201 E. Fourth Street
P.O. Box 1638
Cincinnati, Ohio 45201-1638

October 26, 2006

Dear Mr. Hawkins:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Convergys Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of jurisdictional reincorporation. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Majority Vote Reincorporation Proposal

Resolved: That the shareholders of Convergys Corporation ("Company") hereby request that the Board of Directors take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware, so as to enable the Company to establish a majority vote standard for the election of directors.

Supporting Statement: Our Company is incorporated in Ohio. Ohio law mandates a plurality vote standard for the election of directors. Specifically, the law states that "at all elections of directors, the candidates receiving the greatest number of votes shall be elected." (Ohio Revised Code, 1701.55 (B)).

This proposal requests that the Board reincorporate the Company under Delaware state corporate law, which provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Reincorporation would allow the Company's board of directors and its shareholders to take actions to establish a majority vote standard for the election of directors. Under Delaware law, the Company's board would have the power to change the bylaws or initiate a change to the certificate of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. Likewise, shareholders on their own initiative would be able to propose and vote on a bylaw provision to establish a majority vote standard in director elections.

Our Company's Board and shareholders should have the flexibility to choose the election standard that best serves the interests of the Company and its shareholders. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot.

We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and the entire board. It would provide shareholders a meaningful role in the director election process, enhance director accountability, strengthen the director nomination process, and improve the operations of our company.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Texas Instruments, Safeway, Home Depot, Gannett, and Supervalu, have adopted a majority vote standard in company bylaws. We encourage our

Company to take the important first step in joining these companies by reincorporating in Delaware, so as to provide the Board and shareholders the right to adopt a majority vote standard.

We urge your support for this important director election reform.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 513-723-2448]

W.H. Hawkins II
Corporate Secretary
Convergys Corporation
201 E. Fourth Street
P.O. Box 1638
Cincinnati, Ohio 45201-1638

November 3, 2006

Re: Shareholder Proposal Record Letter

Dear Mr. Hawkins:

AmalgaTrust Company Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 2,300 shares of Convergys Corporation common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

CONVERGYS

Outthinking Outdoing

201 East Fourth Street
P.O. Box 1638
Cincinnati, Ohio 45202
513 723 7049
Fax 513 723 2448
william.hawkins@convergys.com

November 8, 2006

William H. Hawkins II
Senior Vice President,
General Counsel and Secretary

SENT VIA OVERNIGHT DELIVERY AND FACSIMILE

Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Re: Shareholder Proposal Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Mr. McCarron:

Convergys Corporation (the "Company") is in receipt of your letter dated October 26, 2006, requesting inclusion of a shareholder proposal in the Company's proxy materials for its 2007 annual meeting of shareholders. Rule 14a-8 under the Exchange Act, a copy of which is enclosed with this letter for your reference, provides for eligibility and procedural requirements for shareholders wishing to include a proposal in the Company's proxy materials. As discussed below, you have not met these requirements. Pursuant to Rule 14a-8(f) under the Exchange Act, we hereby notify you of the deficiencies of your submission.

Failure to Submit Adequate Documentation to Establish Eligibility to Submit a Proposal

Rule 14a-8(b) under the Exchange Act sets forth the eligibility requirements to submit a proposal. To be eligible to submit a shareholder proposal for inclusion in the Company's proxy materials, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities for at least one year by the date the shareholder submits its proposal. A shareholder who is not a record holder must submit to the company a written statement from the record holder of such securities verifying that, at the time the shareholder proposal was submitted, the submitting shareholder had continuously held the securities for at least one year.

Your letter to the Company states that the record holder of your shares of the Company's common stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. On November 3, 2006, the Company received a letter from AmalgaTrust Company Inc. in which it stated that (i) it serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund (the "Fund") and is the record holder of 2,300 shares of Company common stock held for the benefit of the Fund and (ii) that the Fund has been the beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of the Fund's submission of the shareholder proposal to the Company.

The Company has been advised by its registrar and transfer agent that AmalgaTrust Company Inc. was not a holder of record of Company common stock on October 26, 2006, and has not been a record holder during the past year.

In accordance with Rule 14a-8(f), the Company hereby notifies you that you have failed to prove your eligibility to submit a shareholder proposal under Rule 14a-8(b).

Your Submission Contains Two Separate Proposals in violation of Rule 14a-8(c)

Rule 14a-8(c) under the Exchange Act provides that each shareholder may submit no more than one proposal for a particular shareholders' meeting. Your submission contains at least two separate proposals:

(1) to reincorporate the Company in the State of Delaware, and

(2) to establish a majority vote standard for the election of directors.

The Company also informs you that your submission contains false and misleading statements in violation of Rule 14a-9 under the Exchange Act. In addition, your submission is replete with statements and assertions for which you provide no factual support.

The Company requests that you prove your eligibility and revise your submission so that it complies with Rule 14a-8. You have 14 calendar days from the date you receive this letter to correct the deficiencies in your submission. In order to satisfy the eligibility requirements of Rule 14a-8(b), proof of ownership must be in the form of a written statement from the record holder of the shares verifying that you have continuously held shares of the Company for at least one year and the statement must be dated as of the date you submitted your proposal. In order to satisfy the requirements of Rule 14a-8(c), your submission must contain only one proposal. Your response must be postmarked, or transmitted electronically. If you do not meet the eligibility requirements in a timely manner, fail to respond or fail to adequately correct your submission, the Company will exclude your submission from its proxy materials.

Please be advised that this letter in no way waives the Company's right to take further steps to exclude what you have proposed from the proxy materials for the 2007 annual meeting.

Sincerely,

W. Hawkins

cc: Mr. Edward J. Durkin

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 513-723-2448]

November 8, 2006

William H. Hawkins II
Senior Vice President,
General Counsel and Secretary
Convergys Corporation
201 East Fourth Street
P.O. Box 1638
Cincinnati, Ohio 45202

Dear Mr. Hawkins:

Thank you for your letter of November 8, 2006, concerning the Majority Vote Reincorporation Proposal submitted by the United Brotherhood of Carpenters Pension Fund ("Fund"). While we could debate the technical issue of whether the shareholder proposal presents one or two issues, I don't think that would be a productive use of anyone's time and I appreciate the opportunity to revise the text of the proposal. Enclosed is a revised version of the proposal in which the phrase "so as to enable the Company to establish a majority vote standard for the election of directors" has been eliminated at the end of the resolved portion of the proposal.

I would welcome the opportunity to discuss with you the issue of a majority vote standard in the election of directors.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chairman
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Majority Vote Reincorporation Proposal

.esolved: That the shareholders of Convergys Corporation ("Company") hereby equest that the Board of Directors take the measures necessary to change the ;ompany's jurisdiction of incorporation from Ohio to Delaware.

Supporting Statement: Our Company is incorporated in Ohio. Ohio law mandates a plurality vote standard for the election of directors. Specifically, the law states that "at all elections of directors, the candidates receiving the greatest number of votes shall be elected." (Ohio Revised Code, 1701.55 (B)).

This proposal requests that the Board reincorporate the Company under Delaware state corporate law, which provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Reincorporation would allow the Company's board of directors and its shareholders to take actions to establish a majority vote standard for the election of directors. Under Delaware law, the Company's board would have the power to change the bylaws or initiate a change to the certificate of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. Likewise, shareholders on their own initiative would be able to propose and vote on a bylaw provision to establish a majority vote standard in director elections.

Our Company's Board and shareholders should have the flexibility to choose the election standard that best serves the interests of the Company and its shareholders. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot.

We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and the entire board. It would provide shareholders a meaningful role in the director election process, enhance director accountability, strengthen the director nomination process, and improve the operations of our company.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Wal-Mart, Texas Instruments, Safeway, Home Depot, Gannett, and Supervalu, have adopted a majority vote standard in company bylaws. We encourage our Company to take the important first step in joining these companies by reincorporating in Delaware, so as to provide the Board and shareholders the right to adopt a majority vote standard.

We urge your support for this important director election reform.

CONVERGYS
Outthinking Outdoing

201 East Fourth Street
P.O. Box 1638
Cincinnati, Ohio 45202
513 723 7049
Fax 513 723 2448
william.hawkins@convergys.com

William H. Hawkins II
Senior Vice President,
General Counsel and Secretary

November 10, 2006

SENT VIA OVERNIGHT DELIVERY AND FACSIMILE

Mr. Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Re: Shareholder Proposal Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Mr. McCarron:

Convergys Corporation (the "Company") is in receipt of your letter dated November 8, 2006 and a revised version of your shareholder proposal initially submitted to the Company on October 26, 2006. The Company hereby informs you that your revised submission fails to address the deficiencies contained in your initial proposal, of which the Company notified you by letter dated November 8, 2006. Specifically, you have failed to prove your eligibility to submit a shareholder proposal as required by Rule 14a-8(b) under the Exchange Act. Furthermore, your revised submission still contains false and misleading statements in violation of Rule 14a-9 under the Exchange Act, and purported statements of fact for which there is no support. Finally, your revision of the initial proposal does not change the fact that your submission presents to two separate proposals, in violation of Rule 14a-8(c).

The company informs you that it intends to make a submission to the Securities and Exchange Commission pursuant to Rules 14a-8(f) and 14a-8(j) under the Exchange Act, so as to exclude your proposal from the Company's proxy materials. The Company will provide you with a copy of its submission.

Sincerely,

WH Hawkins

Cc: Edward J. Durkin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 29, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Convergys Corporation
Incoming letter dated November 28, 2006

The proposal requests that the board of directors take the measures necessary to change the company's jurisdiction of incorporation from Ohio to Delaware.

We are unable to concur in your view that Convergys may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Convergys may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Convergys may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Convergys may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Special Counsel